

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

April 10, 2007

Mr. Ian T. Bothwell
Vice President, Chief Financial Officer, Treasurer and Assistant Secretary
Rio Vista Energy Partners L.P.
820 Gessner Road, Suite 1285
Houston, TX   77024

> **Re: Rio Vista Energy Partners L.P.**
> **Form 10-K/A3 for the Fiscal Year Ended December 31, 2005**
> **Filed April 9, 2007**
> **Form 10-K/A2 for the Fiscal Year Ended December 31, 2005**
> **Filed February 1, 2007**
> **Form 10-K/A1 for the Fiscal Year Ended December 31, 2005**
> **Filed December 15, 2006**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed April 6, 2006**
> **Response Letters Dated September 13, 2006, December 15, 2006,**
> **February 1, 2007 and April 9, 2007**
> **File No. 000-50394**

Dear Mr. Bothwell:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief